Exhibit 4(f)

QUOTA PLEDGE AGREEMENT

Dated as of March 31, 2015

By and Among

DEVRY EDUCACIONAL DO BRASIL S.A.

as the Grantor

And

BANK OF AMERICA, N.A.,

as Administrative Agent

And

CERTAIN SUBSIDIARIES OF DEVRY EDUCACIONAL DO BRASIL S.A. IDENTIFIED HEREIN

as intervening parties

Exhibit I	-	Secured Obligations
Exhibit II	-	Pledged Quotas
Exhibit III	-	Form of Power of Attorney

 i

QUOTA PLEDGE AGREEMENT

THIS QUOTA PLEDGE AGREEMENT (as the same may be amended or modified from time to time, this “Agreement”) is dated as of March 31, 2015, entered into by and among DeVry Educacional do Brasil S.A., a corporation duly incorporated under the laws of the Republic Federative of Brazil (“Brazil”), headquartered at Rua Antônio Gomes Guimarães, 150, CEP 60191-195, city of Fortaleza, State of Ceará, Brazil, enrolled with the Brazilian National Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under No. 43.999.630/0001-24, herein duly represented in accordance with its constituting documents (“Grantor”) and Bank of America, N.A., a national banking association organized under the laws of the United States of America, having its registered office at 100 North Tryon Street, Charlotte, North Carolina 28255, United States of America, in its capacity as administrative agent for the benefit of the Secured Parties, herein duly represented in accordance with its constituting documents (“Administrative Agent”) and, as intervening parties, Sociedade Educacional Ideal Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Rua dos Mundurucus, 1412, bairro Batista Campos, CEP 66033-716, City of Belém, State of Pará, enrolled with the CNPJ/MF under No. 02.696.435/0001-43, herein duly represented in accordance with its constituting documents, SEPA - Sociedade Educacional do Paraíba Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Rua Antônio Rabello Júnior, n° 270, Miramar, City of João Pessoa, State of Paraíba, enrolled with the CNPJ/MF under No. 12.097.654/0001-64, herein duly represented in accordance with its constituting documents, ABEP – Academia Baiana de Ensino Pesquisa e Extensão Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Rua Theodomiro Baptista, nº 422, Rio Vermelho, CEP 41940-320, City of Salvador, State of Bahia, enrolled with the CNPJ/MF under No. 13.477.369/0001-31, herein duly represented in accordance with its constituting documents, CBES – Centro Baino de Ensino Superior Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Avenida Luiz Viana, no. 3.172, Paralela (lado par), Bairro Imbuí, CEP 41730-101, City of Salvador, State of Bahia, enrolled with the CNPJ/MF under No. 02.250.176/0001-27, herein duly represented in accordance with its constituting documents, Integral – Grupo de Ensino Superior do Piauí Ltda. a simple company duly incorporated under the laws of Brazil, headquartered at Rua Veterinário Bugyja Brito, no. 1354, Bairro Horto Florestal, CEP 64052-410, City of Teresina, State of Piauí, enrolled with the CNPJ/MF under No. 00.854.664/0001-18, herein duly represented in accordance with its constituting documents, and IESA - Instituto de Ensino Superior da Amazônia Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Rua Natal, nº 300, Bairro de Adrianópolis, City of Manaus , State of Amazonas, enrolled with the CNPJ/MF under No. 02.153.389/0001-30, herein represented in accordance with its constituting documents (together, the “Companies”).

RECITALS:

A.           Pursuant to the terms of that certain Credit Agreement dated as of March 31, 2015 (as amended, restated, superseded or otherwise modified from time to time, the “Credit Agreement”) among the DeVry Education Group, Inc., a Delaware corporation (“DeVry”), certain subsidiaries of DeVry party thereto (together with DeVry, the “Obligors”), Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the banks and other lenders or institutions from time to time party thereto (the “Banks”), the Banks are extending credit to the Obligors on the terms provided therein.

B.           As a condition to the extension of financial accommodations to be given under the Credit Agreement by the Banks, the Grantor shall grant the security interest contemplated by this Agreement.

C.           The Grantor is the legal owner of the quotas of the Companies indicated in Exhibit I, together with all the rights and liabilities inherent to them (the “Quotas”).

D.           The Grantor has agreed to pledge all current and future equity interest held by it in the Companies to secure the prompt and punctual payment of all obligations of GEN related to the Credit Agreement and certain specified swap contracts and specified cash management agreements and which are, for the purposes of the provisions of Article 1,424 of Law 10,406, of January 10, 2002, as amended (“Brazilian Civil Code”), summarized in Exhibit II attached hereto (such obligations being hereinafter referred to as “Secured Obligations”).

E.           The Grantor has determined that the execution and delivery of this Agreement is in furtherance of its corporate purposes and in its best interest and that it will derive substantial benefit, whether directly or indirectly, from the execution of this Agreement, having regard for all relevant facts and circumstances.

NOW, THEREFORE, in consideration of the premises and for the purpose of inducing the extension of financial accommodations by the Banks pursuant to the Credit Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby covenant and agree as follows:

ARTICLE I

DEFINITION OF TERMS

Section 1.1           Defined Terms. As used in this Agreement, capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement. All the terms defined in this Agreement shall have the same meaning whenever used in any other certificate or document delivered or prepared in relation to this Agreement, except if otherwise provided for in such certificate or document. The following terms have the meanings indicated below, all such definitions to be equally applicable to singular and plural forms of the terms defined:

“Additional Quotas” has the meaning ascribed to that term in Section 2.1(b).

“Administrative Agent” has the meaning assigned thereto in the introductory paragraph hereto.

“Agreement” has the meaning ascribed to that term in the introductory paragraph hereto.

“Banks” has the meaning ascribed to that term in recitals hereto.

“Brazil” has the meaning ascribed to that term in the introductory paragraph hereto.

“Brazilian Civil Code” has the meaning ascribed to that term in the recitals hereto.

“Brazilian Code of Civil Procedure” has the meaning ascribed to that term in Section 10.8 hereto.

“Companies” has the meaning ascribed to that term in the introductory paragraph hereto.

“Credit Agreement” has the meaning ascribed to that term in recitals hereto.

“CNPJ/MF” has the meaning ascribed to that term in the introductory paragraph hereto.

“DeVry” has the meaning ascribed to that term in the recitals hereto.

“Enforcement Event” has the meaning ascribed to that term in Section 4(a) hereto.

“Financing Agreements” means the Loan Documents, any Specified Swap Contract and any Specified Cash Management Agreement.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) and any entity exercising executive, legislative, judicial, regulatory or administrative authority of a government.

“Grantor” has the meaning assigned to that term in the introductory paragraph hereto.

“GEN” Global Education International BV a besloten vennootschap met bekerpte aansprakelijk incorporated under the laws of the Netherlands.

“Indemnified Liabilities” has the meaning ascribed to that term in Article VI hereto.

“Indemnified Person” has the meaning ascribed to that term in Article VI hereto.

“Loan Documents” means the Credit Agreement, each Note, each Issuer Document, the Engagement Letter, the US Guaranty, each Offshore Guaranty, each Designated Borrower Joinder Agreement, the Pledge Documents and any documents executed pursuant to Section 7.14 of the Credit Agreement.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, and any financing lease having substantially the same economic effect as any of the foregoing).

“Obligors” has the meaning ascribed to that term in recitals hereto.

“Permitted Liens” means Liens permitted under Sections 7.1 of the Credit Agreement, as applicable, and as if it was in regard and suitable to the Grantor or the Company.

“Persons” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Pledged Quotas” has the meaning ascribed to that term in Section 2.1(b).

“Pledged Quotas Percentage” has the meaning ascribed to that term in Section 2.1(b).

“Quotas” has the meaning ascribed to that in the recitals hereto.

“Secured Obligations” has the meaning ascribed to that in the recitals hereto.

“Secured Parties” means the holders, from time to time, of the Secured Obligations.

ARTICLE II

COLLATERAL; SECURED OBLIGATIONS

Section 2.1.          Pledged Quotas; Secured Obligations.

(a)          To secure the prompt payment and performance in full when due (whether by lapse of time, acceleration or otherwise) of the Secured Obligations in accordance with Article 1,431 et seq. (including Article 1,451 et seq.) of the Brazilian Civil Code, the Grantor hereby pledges the Quotas to the Administrative Agent, for the ratable benefit of the Secured Parties. For purposes of the provisions of Article 1,424 of the Brazilian Civil Code, the Secured Obligations are duly described and characterized in Exhibit II attached hereto.

(b)          In addition, in the event of acquisition or subscription by the Grantor, by virtue of conversions or exchanges, of any additional quotas, or the issuance by the Companies of any options or rights of any nature in favor of the Grantor while this Agreement is in force, the Grantor agrees to immediately pledge to the Administrative Agent, for the ratable benefit of the Secured Parties, all such additional quotas, options and rights (the “Additional Quotas” and, jointly with the Quotas, the “Pledged Quotas”), so that the Pledged Quotas of each Company are equal to percentage of the capital stock currently hold by the Grantor in each Company as indicated in Exhibit I hereto (“Pledged Quotas Percentage”). The pledge on such Additional Quotas shall be perfected at the Grantor’s expenses by means of the execution of amendments to this Agreement, which shall be (i) duly signed by all the parties hereto; and (ii) duly registered in accordance with Section 2.2 below. The pledge over Additional Quotas shall be fully and automatically governed by the terms and conditions set forth in this Agreement.

(c)          The parties agree and acknowledge that Secured Obligations include all pecuniary obligations in any currency currently due or which may become due or may be incurred in the future by GEN under the Financing Agreements either in relation to principal, interest, fees, costs, expenses of other amounts (including interest on late payment and any other amounts levied after maturity or any amounts that may be levied after the filing of any bankruptcy proceeding or the commencement or continuance of any insolvency or reorganization proceeding in respect of Grantor and/or Companies, irrespective of such amounts being permitted, payable or accrued to the Secured Parties in any case) which may be due under any of the documents or instruments evidencing or relating, required or advisable to the existence, validity, collection or enforcement of any Secured Obligation.

Section 2.2.          Registration of Pledge.

(a)          The Grantor undertakes to (i) immediately upon the execution of this Agreement make the necessary amendments to the Articles of Association (Contrato Social) of the Companies to reflect therein the pledge created hereby, and (A) within five (5) days from the date hereof, file this Agreement for registration with the competent Commercial Registries (Junta Comerciais); (B) comply with any requirement that the competent Commercial Registries (Junta Comerciais) may have in connection with such registration as soon as practically possible and, in any event, within the period required by such Commercial Registries (Junta Comerciais); and (C) (I) use its best endeavors to have this Agreement fully registered with such Commercial Registries (Junta Comerciais) as soon as possible and (II) without prejudice to the foregoing, within twenty (20) business days of the execution hereof, provide the Administrative Agent with evidence that this Agreement has been duly registered with the competent Commercial Registries (Junta Comerciais); and (ii) promptly file this Agreement together with a translation hereof into Portuguese prepared by a sworn translator for registration with the competent Register of Titles and Deeds (Cartório de Registro de Títulos e Documentos) and provide to the Administrative Agent, no later than twenty (20) days as from the date of execution hereof, evidence of such registrations.

(b)          The obligations set forth in Section 2.2(a) above shall apply to the same extent described therein to any and all amendments executed pursuant to Section 2.1(b) and/or to the release procedure set forth in Article VIII below.

(c)          All costs and expenses incurred as a result of the registrations mentioned in this Article shall be exclusively borne by the Grantor.

(d)          Without prejudice to the obligations of the Grantor above in connection with the obligation referred to in Section 2.2(a)(ii), the Grantor hereby expressly and irrevocably grants to the Administrative Agent special powers to act on their behalf specifically to proceed with the registration of this Agreement with the competent Registry of Titles and Deeds (Cartório de Registro de Títulos e Documentos) and comply with any applicable requirement. In such case, the Grantor shall borne only with costs and expenses reasonably incurred and duly evidenced by the Administrative Agent for such purposes.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Grantor represents and warrants with respect to itself and the Pledged Quotas pledged by it to the Secured Parties, on the date hereof and during the term of effectiveness of this Agreement, in relation to supervening facts and circumstances that:

(a)          It is the lawful owner and possessor of the Pledged Quotas pledged pursuant to this Agreement, and all rights incident thereto are free and clear of any Lien other than the pledge made hereunder and Permitted Liens and it has the powers and authority required to (i) execute this Agreement; (ii) perform the obligations herein provided for; and (iii) pledge the Pledged Quotas.

(b)          The pledge over the Quotas herein created constitutes and the pledge over any Additional Quotas shall constitute, upon the issuance, acquisition or receipt of the Additional Quotas by the Grantor and the conclusion of the registrations required, as provided for in Section 2.2 above, a first priority, legitimate, valid and perfected security interest, enforceable in accordance with its terms and conditions against the Quotas, any Additional Quotas and the Grantor, except for potential limitations by virtue of legal provisions related to the bankruptcy, insolvency, judicial recovery or other provisions applicable to similar conditions, regarding the rights of creditors in general.

(c)          The execution, performance and creation of the security interest subject to this Agreement (i) do not and will not constitute any conflict, violation or default under any contractual obligation of the Grantor and (ii) do not and will not result in the creation or imposition of any Lien over other assets of the Grantor or over any profits or income resulting therefrom, except for dividends, interest on equity or any other form of compensation resulting from the property of Pledged Quotas, except for the Lien created in this Agreement and in the Permitted Liens.

(d)          The Quotas were validly issued and are paid up in full and the articles of association of the Companies, permit the pledge of quotas contemplated herein and do not restrict or limit the rights of the Grantor to transfer, encumber or pledge the Pledged Quotas.

(e)          The power of attorney granted by the Grantor and the Companies and delivered to the Administrative Agent under Section 7(c) below has been duly and validly granted and confers to the Administrative Agent the powers expressed therein. The Grantor and the Companies have not granted any other power of attorney or executed any other document or agreement in relation to the Pledged Quotas except for this Agreement.

(f)          As of the date hereof, the Pledged Quotas are identified on Exhibit I hereto, which correctly represents the Pledged Quotas Percentage.

ARTICLE IV

COVENANTS

The Grantor, with respect to itself and the Collateral pledged by it hereunder, covenants and agrees with the Secured Parties, during the term of effectiveness of this Agreement, to:

(a)          Upon the occurrence and during the continuance of an Event of Default pursuant to Section 8.1 of the Credit Agreement and observed the cure periods established thereunder (“Enforcement Event”), the Grantor shall notify the Companies to make the payment to the Administrative Agent of all rights related to the Pledged Quotas (including dividends, interest on equity or payments resulting from redemption, capital reductions or made on any other account) and comply with any written instructions transmitted by the Administrative Agent reasonably related to the enforcement by the Administrative Agent of its matured rights under Article VII of this Agreement .

(b)          At any time and from time to time, upon the written reasonable request of the Administrative Agent and at the exclusive expense of the Grantor, perform any and all actions, as well as execute and deliver to the Administrative Agent, all additional instruments and documents required to create the pledge over the Pledged Quotas and obtain and preserve the benefits, rights and powers resulting from this Agreement.

(c)          At any time and from time to time, upon written reasonable request of the Administrative Agent and at the exclusive expense of the Grantor, provide to the Administrative Agent no later than five (5) business days as from receipt of such request, all information and evidencing documents related to the Pledged Quotas that the Administrative Agent may request.

(d)          Except for the Permitted Liens, not to create, incur or permit the creation of any Liens or options in favor or upon request of any Person other than the Administrative Agent, regarding the Pledged Quotas or any rights thereon, except for pledge created hereunder; nor to sell, assign, transfer, exchange or otherwise dispose of the Pledged Quotas, except upon prior and written authorization of the Administrative Agent.

(e)          Pay or discharge, before the imposition of any fines, penalties, interest or expenses, all taxes, contributions or other charges, levied on the Pledged Quotas currently or in the future or in connection with the transactions contemplated hereunder, and pay or cause to be paid or take any other measure in relation to all lawful claims resulting from any delay in paying any of the foregoing, in each case, to the extent if not paid or duly contested in good faith, may reasonably result in the creation of a Lien other than any Permitted Lien.

(f)          Not to execute or allow the execution by the Companies of any agreement that may restrict or reduce the rights or capacity of the Administrative Agent to enforce its rights under this Agreement, except upon the prior and express authorization of the Administrative Agent.

(g)         To take all commercially steps to maintain, preserve and protect the Pledged Quotas, the pledge granted to the Administrative Agent hereunder, for the ratable benefit of the Secured Parties, and the first priority of such pledge.

ARTICLE V

VOTING RIGHTS AND DIVIDENDS

Unless an Enforcement Event has occurred and is continuing and the Administrative Agent has notified the Grantor of its intent to exercise its rights pursuant to Article VII below, the Grantor shall continue to freely (a) receive and retain and use, free and clear of the Lien created by this Agreement, any and all dividends, distributions, principal and interest made or paid in respect of the Pledged Quotas; and (b) exercise any and all voting, corporate and consensual rights with respect to the Pledged Quotas for any purpose not prohibited by the terms of this Agreement or the other Loan Documents; provided, however, that no vote shall be cast or corporate right exercised or other action taken which could be expected to impair the Pledged Quotas or Administrative Agent’s interest therein or be inconsistent with or result in breach of any provision of this Agreement or the Loan Documents.

ARTICLE VI

GRANTORS INDEMNIFICATION

Whether or not the transactions contemplated hereby are consummated, the Grantor and the Companies, shall indemnify, defend and hold the Administrative Agent, each Secured Party and any of their respective Related Parties (each, an “Indemnified Person”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, charges, expenses and disbursements (including attorney costs) of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any such Person in any way relating to or arising out of this Agreement or any document contemplated by or referred to herein, or the transactions contemplated hereby, or any action taken or omitted by any such Person under or in connection with any of the foregoing, including with respect to any investigation, litigation or proceeding (including any insolvency proceeding or appellate proceeding) related to or arising out of this Agreement or the Secured Obligations or the use of the proceeds thereof, whether or not any Indemnified Person is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”); provided, that (a) the Grantor shall have no obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities resulting solely from the gross negligence or willful misconduct of such Indemnified Person; (b) all costs and expenses to be eventually reimbursed by the Grantor in favor of the Administrative Agent under this Article VI shall be duly evidenced by the Administrative Agent. The agreements in this Article shall survive payment of all Secured Obligations.

ARTICLE VII

FORECLOSURE AND COLLECTION

(a)          Without prejudice of previous provisions, upon the occurrence and during the continuance of an Enforcement Event, the Administrative Agent is hereby irrevocably and irretrievably, authorized and qualified to sell, collect, receive, appropriate and/or foreclose, in whole or in part, on this security interest (in whole or in part), and it may immediately sell or assign, grant call option or options or otherwise dispose of and deliver the Pledged Quotas, for the market price, terms and conditions it may deem appropriate, subject to applicable law, irrespective of any prior or subsequent notice to the Companies or the Grantor, in accordance with the provisions of Article 1,433, item IV, of the Brazilian Civil Code, and use the proceeds therefrom to pay the Secured Obligations, which at that time have become due and payable, as provided for in the Loan Documents. Upon the occurrence and during the continuance of an Enforcement Event, the Administrative Agent may exercise, in addition to all other rights and remedies granted in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Secured Obligations, any and all rights and remedies at law, including, without limitation, all rights and remedies of a secured party under the Brazilian Civil Code.

(b)          Upon the occurrence of an Enforcement Event, the Administrative Agent may, upon notice to the Grantor, (i) notify the Companies to pay all dividends on the Pledged Quotas to the Administrative Agent, receive and collect all such dividends and make application thereof to the satisfaction of the Secured Obligations in such order as the Administrative Agent may determine, and (ii) deposit and deliver any and all of the Pledged Quotas with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by it, but the Administrative Agent shall have no duty to Grantor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(c)          In accordance with the provisions of Articles 684 and 1,433 of the Brazilian Civil Code and as a means to perform the obligations herein agreed upon, the Grantor and the Companies irrevocably and irretrievably appoint the Administrative Agent as their attorney-in-fact, solely for the purpose of enabling the Administrative Agent to exercise rights and remedies under this Article VII and Section 2.2 above, and for this purpose they have executed and delivered to the Administrative Agent on the date hereof a power of attorney substantially in the form of Exhibit III hereto. The Grantor and the Companies undertake to deliver a power of attorney with the same content to any successor of the Administrative Agent and, as it may be required, whenever necessary to secure that the Administrative Agent has the powers required to perform the actions and exercise the rights herein provided for.

(d)          No action performed or omitted by the Administrative Agent in relation to the Pledged Quotas shall give rise to any right of defense, counterclaim or compensation in favor of the Grantor or any claim or proceeding against the Administrative Agent, except in case of gross negligence or willful misconduct by the Administrative Agent.

ARTICLE VIII

CONTINUING AGREEMENT

This Agreement shall be a continuing agreement in every respect and shall remain in full force and effect until all of the Secured Obligations have been fully paid and satisfied in cash, all outstanding Letters of Credit have either terminated or expired, and any commitments of any Secured Party to extend any credit to any Borrower under the Credit Agreement shall have terminated. The release of the security interest herein created and evidenced shall only be valid if executed by the Administrative Agent, who shall, thereafter upon request and at the expense of the Grantor, execute and deliver all documents reasonably required to evidence the termination of this Agreement and the consequent definitive and unconditional release of the security interest.

ARTICLE IX

EXERCISE OF RIGHTS AND JUDICIAL REMEDIES

(a)          In exercising its rights and remedies against any of the Companies or of the Grantor under this Agreement, the Administrative Agent may, but shall not be obliged to (except if required by applicable legislation) exercise all rights and remedies granted to it by law and this Agreement against any third parties or in relation to any security interest or offsetting right regarding the Secured Obligations. Except as provided for in applicable law, any omission by the Administrative Agent (directly or by means of any of its respective agents, successors or assigns) in exercising such rights or remedies, in collecting any payments, foreclosing any guarantees, personal or in rem, shall not release the Companies and the Grantor from any liabilities resulting from the law of this Agreement and shall not impair, reduce or otherwise affect the Administrative Agent’s rights and remedies, either expressed or implied.

(b)          The filing, by the Administrative Agent, of any lawsuit or proceeding to judicially enforce the pledge herein created shall not affect anyhow the right of the Administrative Agent to file any other judicial proceeding based on the Financing Agreements or any other related document, with the sole purpose of judicially enforcing other guarantee that may have been given to the Administrative Agent under those documents, and the parties agree that if GEN fails to perform any of its respective obligations under the Loan Documents, the Administrative Agent shall be entitled to take any measures, judicial or not, it may deem appropriate to defend its rights, it being entitled to file any appropriate judicial or extrajudicial proceedings, either to foreclose guarantees, or simply to collect from GEN, the amount of the outstanding debt represented by the Secured Obligations.

ARTICLE X

MISCELANEOUS

Section 10.1       Cumulative Rights. The rights, powers and remedies of the Administrative Agent under this Agreement are cumulative and additional to the rights powers and remedies available to the Administrative Agent under the Loan Documents, the law or in equity and may be successively or concomitantly exercised, without prejudice to any other right, power or remedy as a result of the exercise of any other right, power or remedy.

Section 10.2        Other Security Interests. The pledge created under this Agreement shall be in addition to and irrespective of any other guarantee or security interest that the Administrative Agent is beneficiary, from time to time, in relation to the Secured Obligations.

Section 10.3        Notice and Communications. Except as otherwise specified herein, all notices hereunder or otherwise with respect to or in connection with the pledge shall be in writing in the English language (including, without limitation, notice by telecopy) and shall be given to the relevant party at its address or telecopier number set forth below, or such other address or telecopier number as such party may hereafter specify by notice to other party hereto given by courier, by certified or registered mail, by telecopy or by other telecommunication device capable of creating a written record of such notice and its receipt.

If to the Administrative Agent:

BANK OF AMERICA, N.A.

555 California St.  4th Floor

San Francisco, CA 94104

Attention:	Anthea Del Bianco
Telephone:	415-436-2776
Facsimile:	415-503-5101
E-mail:	anthea.del_bianco@baml.com

If to the Grantor

DEVRY EDUCACIONAL DO BRASIL S.A.

Rua Antônio Gomes Guimarães, 150

60.191-195, Fortaleza, Ceará, Brasil

Attention:	Carlos Alberto Guerra Filgueiras
Telephone:	(55 85) 3052 4814
Facsimile:	(55 85) 3052 4803
E-mail:	cfilgueiras@devrybrasil.edu.br

If to the Companies

DEVRY EDUCACIONAL DO BRASIL S.A.

Rua Antônio Gomes Guimarães, 150

60.191-195, Fortaleza, Ceará, Brasil

Attention:Carlos	Alberto Guerra Filgueiras
Telephone:	(55 85) 3052 4814
Facsimile:	(55 85) 3052 4803
E-mail:	cfilgueiras@devrybrasil.edu.br

Section 10.4        Waivers and Amendments. No amendment to any of the provisions of this Agreement (including any waiver or consent) shall be valid unless it is made in writing and executed by all the parties hereof.

Section 10.5        Severability. In case any provision of this Agreement is deemed null, unlawful or unenforceable under the applicable laws, such provision shall be deemed excluded from this Agreement and shall not affect any of the other provisions herein. To replace any excluded provision, the parties shall negotiate a similar provision reproducing their original intent, as permitted by the applicable legislation.

Section 10.6        Entire Agreement; Successors and Assigns. This Agreement contains all the understandings of the parties in relation to the subject-matters herein, and shall be binding upon the parties and their respective successors and permitted assigns, on any account.

Section 10.7        Governing Law; Jurisdiction. This Agreement shall be governed and interpreted in accordance with the laws of Brazil. The parties hereof irrevocably and irretrievably agree to submit to the competent Courts of the city of Fortaleza, Brazil, any demand or controversies resulting from this Agreement with express waiver to any other Court, no matter how privileged it may be.

Section 10.8        Specific Performance. This Agreement constitutes an extrajudicial execution instrument (título executivo extrajudicial) in accordance with provisions of items II and III of Article 585 of Law No. 5,869, as of January 11, 1973, as amended (“Brazilian Code of Civil Procedure”). The Grantor and the Companies hereby accept and agree that the Administrative Agent may seek for the specific performance of any and all obligations herein undertaken by or which may be ascribed to them in relation to this Agreement, as provided for in Article 461 of the Brazilian Civil Procedure Code.

Section 10.9        Assignment. The Grantor may not assign or transfer any of its rights or obligations under this Agreement without obtaining the prior written consent of the Administrative Agent. The Administrative Agent may assign and transfer its rights and obligations hereunder to any permitted purchaser of any portion of the Secured Obligations to the extent permitted under the applicable provisions of Section 11.7 of the Loan Documents.

Section 10.10      Effectiveness. This Agreement shall become effective on the date hereof and remain in full force and effect until all Secured Obligations have been fully satisfied and the Administrative Agent shall then release the pledge, as provided for in Article VIII above.

IN WITNESS WHEREOF, the Parties have executed this Agreement in eight (8) counterparts of same form and substance, in the presence of the two (2) undersigned witnesses.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

(Signature page 1/4 of the Quota Pledge Agreement entered into on March 31, 2015 by and among DeVry Educacional do Brasil S.A., Bank of America, N.A., Sociedade Educacional Ideal Ltda., SEPA - Sociedade Educacional do Paraíba Ltda., ABEP – Academia Baiana de Ensino Pesquisa e Extensão Ltda., CBES – Centro Baino de Ensino Superior Ltda., Integral – Grupo de Ensino Superior do Piauí Ltda. and IESA - Instituto de Ensino Superior da Amazônia Ltda.)

DEVRY EDUCACIONAL DO BRASIL S.A., as pledgor

By:
Name:
Title:
By:
Name:
Title:

(Signature page 2/4 of the Quota Pledge Agreement entered into on March 31, 2015 by and among DeVry Educacional do Brasil S.A., Bank of America, N.A., Sociedade Educacional Ideal Ltda., SEPA - Sociedade Educacional do Paraíba Ltda., ABEP – Academia Baiana de Ensino Pesquisa e Extensão Ltda., CBES – Centro Baino de Ensino Superior Ltda., Integral – Grupo de Ensino Superior do Piauí Ltda. and IESA - Instituto de Ensino Superior da Amazônia Ltda.)

BANK OF AMERICA, N.A., acting in its capacity as Administrative Agent, as pledgee

By:
Name: Nei Schilling Zelmanovits
Title: Attorney-in-fact

(Signature page 3/4 of the Quota Pledge Agreement entered into on March 31, 2015 by and among DeVry Educacional do Brasil S.A., Bank of America, N.A., Sociedade Educacional Ideal Ltda., SEPA - Sociedade Educacional do Paraíba Ltda., ABEP – Academia Baiana de Ensino Pesquisa e Extensão Ltda., CBES – Centro Baino de Ensino Superior Ltda., Integral – Grupo de Ensino Superior do Piauí Ltda. and IESA - Instituto de Ensino Superior da Amazônia Ltda.)

SOCIEDADE EDUCACIONAL IDEAL LTDA., as intervening party

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SOCIEDADE EDUCACIONAL DO PARAÍBA LTDA., as intervening party

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ABEP – ACADEMIA BAIANA DE ENSINO PESQUISA E EXTENSÃO LTDA., as intervening party

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CBES – CENTRO BAINO DE ENSINO SUPERIOR LTDA., as intervening party

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(Signature page 4/4 of the Quota Pledge Agreement entered into on March 31, 2015 by and among DeVry Educacional do Brasil S.A., Bank of America, N.A., Sociedade Educacional Ideal Ltda., SEPA - Sociedade Educacional do Paraíba Ltda., ABEP – Academia Baiana de Ensino Pesquisa e Extensão Ltda., CBES – Centro Baino de Ensino Superior Ltda., Integral – Grupo de Ensino Superior do Piauí Ltda. and IESA - Instituto de Ensino Superior da Amazônia Ltda.)

INTEGRAL – GRUPO DE ENSINO SUPERIOR DO PIAUÍ LTDA., as intervening party

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IESA – Instituto de Ensino Superior da Amazônia Ltda., as intervening party

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Witnesses:

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ID:	ID:

EXHIBIT I

Pledged Quotas

Company	Quotaholder	Quotas (Quantity)	Capital Stock (%)	Value (R$)
Sociedade Educacional Ideal Ltda.	DeVry Educacional do Brasil S.A.	1,599,999	99.99994	1,599,999.00
SEPA – Sociedade Educacional do Paraíba Ltda.		2,079,848	99.99999	2,079,848.00
ABEP – Academia Baiana de Ensino Pesquisa e Extensão Ltda.		5,752,997	99.99997	5,752,997.00
CBES – Centro Baino de Ensino Superior Ltda.		964,512	99.99999	964,512.00
Integral – Grupo de Ensino Superior do Piauí Ltda.		25,613,461	99.999996	25,613,461.00
IESA – Instituto de Ensino Superior da Amazônia Ltda.		8,640,999	99.99999	8,640,999.00

EXHIBIT I

Description of Secured Obligations

(in compliance with the provisions of article 1,424 of the Brazilian Civil Code)

a)     Eurocurrency Rate Revolving Loan:

(a.1)       Amount: aggregate principal amount of up to USD550,000,000 (five hundred and fifty million Dollars), provided that the aggregate principal amount of all credit facilities extended under the Credit Agreement shall not exceed the abovementioned limit, equivalent on the date hereof to approximately BRL1,789,040,000 (one billion, seven hundred and eighty-nine million and forty thousand Reais), using for conversion purposes the rate disclosed on March 30, 2015 in Central Bank of Brazil's webpage, by approximately 1:00 p.m. São Paulo time (or as such reporting may be modified from time to time by such central bank).

(a.2)       Eurocurrency Rate Revolving Loan final maturity date: March 31, 2020, pursuant to the Credit Agreement.

(a.3)       Interest rates: the rate of interest (x) Eurocurrency Rate for such Interest Period; plus (y) Applicable Rate.

b)     Base Rate Revolving Loan:

(b.1)       Amount: aggregate principal amount of up to USD550,000,000 (five hundred and fifty million Dollars), provided that the aggregate principal amount of all credit facilities extended under the Credit Agreement shall not exceed the abovementioned limit, equivalent on the date hereof to approximately BRL1,789,040,000 (one billion, seven hundred and eighty-nine million and forty thousand Reais), using for conversion purposes the rate disclosed on March 30, 2015 in Central Bank of Brazil's webpage, by approximately 1:00 p.m. São Paulo time (or as such reporting may be modified from time to time by such central bank).

(b.2)       Base Rate Revolving Loan final maturity date: March 31, 2020, pursuant to the Credit Agreement.

(b.3)       Interest rates: the rate of interest (x) Base Rate for such Interest Period; plus (y) Applicable Rate.

c)     Letter of Credit: Any letter of credit issued pursuant to the Credit Agreement.

(c.1)       Amount: aggregate principal amount of initially up to USD50,000,000 (fifty million Dollars), provided that the aggregate principal amount of all credit facilities and letter of credit obligations extended under the Credit Agreement shall not exceed USD550,000,000 (five hundred and fifty million Dollars), equivalent on the date hereof to approximately BRL162,640,000 (one hundred and sixty-two million, six hundred and forty thousand Reais) and BRL1,789,040,000 (one billion, seven hundred and eighty-nine million and forty thousand Reais) respectively, using for conversion purposes the rate disclosed on March 30, 2015 in Central Bank of Brazil's webpage, by approximately 1:00 p.m. São Paulo time (or as such reporting may be modified from time to time by such central bank).

(c.2)        Expiration Date: means the day seven days prior to March 31, 2020 (or, if such date is not a Business Day, the next preceding Business Day).

d)     Specified Swap Obligations. All obligations under any Specified Swap Contract.

e)     Cash Management. All obligations under any Specified Cash Management Agreement.

Definitions:

“Alternate Rate” means the following percentages per annum, based upon the Consolidated Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.2(b) of the Credit Agreement:

Pricing Level	Consolidated Leverage Ratio	Commitment Fee	Eurocurrency Rate Loans and Letters of Credit	Base Rate Loans
1	≥ 2.00:1	0.45%	3.00%	2.00%
2	≥ 1.00:1 but < 2.00:1.00	0.40%	2.50%	1.50%
3	< 1.00:1	0.35%	2.00%	1.00%

“Australian Dollars” means the lawful currency of Australia.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate” and (c) the Eurocurrency Rate plus 1.0%; and if Base Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement. The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

“Canadian Dollar” means the lawful currency of Canada.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of: (a) Consolidated Funded Indebtedness as of such date to (b) Consolidated EBTIDA for the period of the four fiscal quarters most recently ended.

“Eurocurrency Rate” means,

(a)          for any Interest Period with respect to a Eurocurrency Rate Loan: (i) in the case of Eurocurrency Rate Loan denominated in Dollars, Euro and Sterling, in each case as long as there is a published London Interbank Offered Rate (“LIBOR”) with respect thereto (“Libor Quoted Currency”), the rate per annum equal to the LIBOR or a successor or, if any such rate is not available at such time for any reason, comparable rate, which successor or comparable rate is approved by the Administrative Agent, in any case, as published by Bloomberg (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) (in such case, the “LIBOR Rate”); (ii) in the case of Eurocurrency Rate Loan denominated in Canadian Dollars, the rate per annum equal to the Canadian Dealer Offered Rate, or a successor or, if any such rate is not available at such time for any reason, comparable rate, which successor or comparable rate is approved by the Administrative Agent, in any case, as published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time); (iii) in the case of a Eurocurrency Rate Loan denominated in Australian Dollars, the rate per annum equal to the Bank Bill Swap Reference Bid Rate, or a successor or, if any such rate is not available at such time for any reason, comparable rate, which successor or comparable rate is approved by the Administrative Agent, in any case, as published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time); and (iv) in the case of any other Eurocurrency Rate Loan denominated in a Non-LIBOR Quoted Currency (other than those specified above), the rate designated with respect to such Alternative Currency at the time such Alternative Currency is approved by the Administrative Agent and the Lenders pursuant to Section 1.8 of the Credit Agreement;

(b)          for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to the LIBOR Rate , at about 11:00 a.m., London time determined two Business Days prior to such date for Dollar deposits for a term of one month commencing that day;

provided that (i) to the extent a comparable or successor rate is approved by the Administrative Agent in connection herewith, the approved rate shall be applied in a manner consistent with market practice; provided, further that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied as otherwise reasonably determined by the Administrative Agent and (ii) if the Eurocurrency Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as determined by the Administrative Agent.

“Interest Period” “means, as to each Eurocurrency Rate Loan, the period commencing on the date such Eurocurrency Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one, two, three or six months thereafter (in each case, subject to availability), provided that:

(i)          any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(ii)         any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii)        no Interest Period shall extend beyond March 31, 2020.

“Specified Cash Management Agreement” means any Cash Management Agreement between GEN or any of its Subsidiaries that guarantees the Secured Obligation and any Lender or any Affiliate of any Lender.

“Specified Swap Contract” means any Swap Contract between GEN or any of its Subsidiaries that guarantees the Secured Obligation and any Lender or any Affiliate of any Lender.

EXHIBIT III

FORM OF POWER OF ATTORNEY

By this power of attorney, DeVry Educacional do Brasil S.A., a corporation duly incorporated under the laws of the Republic Federative of Brazil (“Brazil”), headquartered at Rua Antônio Gomes Guimarães, 150, CEP 60191-195, city of Fortaleza, State of Ceará, Brazil, enrolled with the Brazilian National Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under No. 43.999.630/0001-24, herein duly represented in accordance with its constituting documentsSociedade Educacional Ideal Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Rua dos Mundurucus, 1412, bairro Batista Campos, CEP 66033-716, City of Belém, State of Pará, enrolled with the CNPJ/MF under No. 02.696.435/0001-43, herein duly represented in accordance with its constituting documents, SEPA - Sociedade Educacional do Paraíba Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Rua Antônio Rabello Júnior, n° 270, Miramar, City of João Pessoa, State of Paraíba, enrolled with the CNPJ/MF under No. 12.097.654/0001-64, herein duly represented in accordance with its constituting documents, ABEP – Academia Baiana de Ensino Pesquisa e Extensão Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Rua Theodomiro Baptista, nº 422, Rio Vermelho, CEP 41940-320, City of Salvador, State of Bahia, enrolled with the CNPJ/MF under No. 13.477.369/0001-31, herein duly represented in accordance with its constituting documents, CBES – Centro Baino de Ensino Superior Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Avenida Luiz Viana, no. 3.172, Paralela (lado par), Bairro Imbuí, CEP 41730-101, City of Salvador, State of Bahia, enrolled with the CNPJ/MF under No. 02.250.176/0001-27, herein duly represented in accordance with its constituting documents, Integral – Grupo de Ensino Superior do Piauí Ltda. a simple company duly incorporated under the laws of Brazil, headquartered at Rua Veterinário Bugyja Brito, no. 1354, Bairro Horto Florestal, CEP 64052-410, City of Teresina, State of Piauí, enrolled with the CNPJ/MF under No. 00.854.664/0001-18, herein duly represented in accordance with its constituting documents, and IESA - Instituto de Ensino Superior da Amazônia Ltda., a limited liability company duly incorporated under the laws of Brazil, headquartered at Rua Natal, nº 300, Bairro de Adrianópolis, City of Manaus , State of Amazonas, enrolled with the CNPJ/MF under No. 02.153.389/0001-30, herein represented in accordance with its constituting documents (together, the “Grantors”), irrevocably and irretrievably appoint and constitute Bank of America, N.A. (“Administrative Agent”), as their lawful attorney-in-fact to, acting on their behalf, to the greatest extent permitted by law, perform all actions and transaction, of whatever nature, either required or convenient, in relation to the Quota Pledge Agreement (the "Agreement" – capitalized terms used herein but not defined herein shall have the meaning set forth in the Agreement) dated as of March 31, 2015, executed among Grantors and the Administrative Agent, including, but not limited to, and subject to the terms and conditions of the Agreement and exclusively for the purpose of performing the obligations and exercising of rights set forth therein, the following:

(a)          upon the occurrence of an Enforcement Event, sell, collect, receive, appropriate from, remove, transfer and/or foreclose this security interest (in whole or in part), it being authorized to immediately sell or assign, grant call option or options or otherwise dispose of and deliver the Pledged Quotas (in whole or in part), for a price, terms and conditions it may understand appropriate, but in compliance with applicable laws, irrespective of any prior or subsequent notice to Grantors, in accordance with the provisions of Article 1,433, items IV and V of the Brazilian Civil Code; use the proceeds therefrom to pay the Secured Obligations, which at that time have become due and payable, being the Administrative Agent vested with all powers required to the full and correct fulfillment of this power of attorney;

(b)          upon the occurrence of an Enforcement Event, perform all actions required to receive all profits, income, cash, rights, dividends, distributions, interests and all other amounts paid, received or otherwise distributed in relation to the Pledged Quotas, including all amounts due by virtue of any foreclosure related to the Pledged Quotas, using such proceeds to pay the Secured Obligations as provided for in the Loan Documents;

(c)          upon the occurrence of an Enforcement Event, subject to applicable laws, endorse checks, buy foreign currency and remit such currency abroad, it being authorized, for this purpose, to perform all related actions, including but not limited to, execute foreign exchange contracts and any other instruments or contracts, as well as to represent Grantors before the Central Bank of Brazil and any banks or financial institutions located in Brazil;

(d)          subject to applicable law, represent Grantors before third parties and any government agencies or authorities of Federal, State and local levels, including, but not limited to Registries of Titles and Deeds, Protest Offices, banking institutions, the Brazilian Internal Revenue Service and all respective sections, departments and divisions thereof;

(e)           perform all actions and execute any instruments compatible with the terms and conditions of the Agreement, as the Administrative Agent may deem necessary or convenient for the fulfillment of the purposes of the Agreement;

(f)           take any and all applicable measures to fully exercise the rights provided for in the Agreement; and

(g)          substitute the powers herein granted or revoke any substitution that may have been granted of these same powers to exercise the rights provided for in the Agreement.

Any notice transmitted by the Administrative Agent communicating the occurrence, continuance or termination of an Enforcement Event shall be conclusive in relation to Grantors and any and all third parties in the absence of a clear mistake.

This power of attorney is irrevocably and irretrievably granted as a condition to the Agreement as a means for the performance of the obligations agreed therein, in accordance with the provisions of Articles 684 and 685 of the Brazilian Civil Code and shall be valid, effective and remain in force until the termination of the Agreement in accordance with the terms and conditions thereof.

The duly authorized representatives of Grantors have executed this power of attorney as of March 31, 2015.

DeVry Educacional do Brasil S.A.

Sociedade Educacional Ideal Ltda.

SEPA - Sociedade Educacional do Paraíba Ltda.

ABEP – Academia Baiana de Ensino Pesquisa e Extensão Ltda.

CBES – Centro Baino de Ensino Superior Ltda.

Integral – Grupo de Ensino Superior do Piauí Ltda.

IESA - Instituto de Ensino Superior da Amazônia Ltda.